

June 2, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: June 2, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the securities below under the Exchange Act of 1934:

- Corgi 0-3 Month T-Bill ETF
- Corgi 3-12 Month T-Bill ETF
- Corgi 1-3 Year Treasury Bond ETF
- Corgi 3-7 Year Treasury Bond ETF
- Corgi 1-5 Year Investment Grade Corporate Bond ETF
- Corgi 0-5 Year High Yield Corporate Bond ETF
- Corgi Brazil 2x Daily ETF
- Corgi China 2x Daily ETF
- Corgi Emerging Markets 2x Daily ETF
- Corgi Lithography & Semiconductor Photonics 2x Daily ETF
- Corgi South Korea 2x Daily ETF
- Corgi U.S. Mega-Cap Growth 2x Daily ETF
- Inside Ownership 100 ETF
- Corgi India 2x Daily ETF
- Corgi Total U.S. Market 2x Daily ETF
- Corgi U.S. Small-Cap 2x Daily ETF
- Corgi U.S. Large-Cap 2x Daily ETF
- Corgi Chinese Internet 2x Daily ETF
- Corgi All World 2x Daily ETF
- Corgi AGIX 2x Daily ETF
- Corgi U.S. Biotech 2x Daily ETF
- Corgi All Commodities 2x Daily ETF
- Corgi Europe Equities 2x Daily ETF
- Corgi U.S. Real Estate 2x Daily ETF
- Corgi U.S. Micro-Cap 2x Daily ETF
- Corgi U.S. Regional Banks 2x Daily ETF
- Corgi U.S. Materials 2x Daily ETF
- Corgi U.S. Energy 2x Daily ETF
- Corgi U.S. Financials 2x Daily ETF
- Corgi U.S. Industrials 2x Daily ETF



- Corgi U.S. Technology 2x Daily ETF
- Corgi U.S. Consumer Staples 2x Daily ETF
- Corgi U.S. Utilities 2x Daily ETF
- Corgi U.S. Healthcare 2x Daily ETF
- Corgi U.S. Consumer Discretionary 2x Daily ETF
- Corgi U.S. Infrastructure 2x Daily ETF
- Corgi U.S. Semiconductors 2x Daily ETF
- Corgi Taiwan 2x Daily ETF
- Corgi U.S. Mid-Cap 2x Daily ETF
- Corgi U.S. Growth 2x Daily ETF
- Corgi Ex-U.S. Equities 2x Daily ETF

Sincerely,

Ben Boydston

Ben Boydston
Director, Listing Qualifications